Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-56524) on Form S-8 of PepsiCo, Inc. of our report dated June 19, 2007, relating to the statement of net assets available for benefits as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the PepsiCo Puerto Rico 1165(e) Plan. Our report refers to a change from the accrual basis of accounting to the liquidation basis of accounting.

/s/ KPMG LLP

New York, New York

June 19, 2007